Exhibit 99.1

News Release

2018-04

Contact:

Dianne VanBeber

Vice President, Investor Relations

dianne.vanbeber@intelsat.com

+1 703-559-7406

Intelsat Announces Fourth Quarter and Full-Year 2017 Results

•	Fourth quarter revenue of $538 million; full-year 2017 revenue of $2,149 million

•	Fourth quarter net loss attributable to Intelsat S.A. of $90 million; 2017 full-year net loss attributable to Intelsat S.A. of $179 million

•	Fourth quarter Adjusted EBITDA of $416 million or 77 percent of revenue; full-year 2017 Adjusted EBITDA of $1,665 million or 77 percent of revenue

•	$7.8 billion contracted backlog, inclusive of approximately $1.0 billion in Intelsat EpicNG backlog, provides visibility for future revenue and cash flow

•	Intelsat issues 2018 Guidance

Luxembourg, 26 February 2018

Intelsat S.A. (NYSE: I), operator of the world’s first Globalized Network and leader in integrated satellite solutions, today announced financial results for the three months and full-year ended December 31, 2017.

Intelsat reported total revenue of $538.1 million and net loss attributable to Intelsat S.A. of $90.0 million for the three months ended December 31, 2017.

Intelsat reported EBITDA1, or earnings before net interest, taxes and depreciation and amortization, of $409.1 million and Adjusted EBITDA1 of $416.4 million, or 77 percent of revenue, for the three months ended December 31, 2017.

For the year ended December 31, 2017, Intelsat reported total revenue of $2,148.6 million and net loss attributable to Intelsat S.A. of $178.7 million.

Intelsat reported EBITDA of $1,629.0 million and Adjusted EBITDA of $1,664.6 million, or 77 percent of revenue, for the year ended December 31, 2017.

“Our fourth quarter financial results, $538 million in revenue and $416 million in Adjusted EBITDA, are in-line with our 2017 annual guidance,” said Stephen Spengler, Chief Executive Officer, Intelsat. “In delivering on our expectation for Adjusted EBITDA for the year, we demonstrated our discipline with respect to expenses and managing cash flows. Our business results, combined with the successful extension of our $3.1 billion secured term loan maturity to 2023 and 2024, provide a solid foundation as we implement our 2018 business plan.”

Mr. Spengler continued, “Our goals in 2018 capitalize upon the better performance and economics associated with the services delivered by our high-throughput satellite Intelsat EpicNG fleet. Our position will be further enhanced by completion of the Intelsat EpicNG global deployment, which is planned to occur later this year with the launch of the Asia Pacific-oriented Horizons 3e satellite. We developed our 2018 initiatives to drive stability in our business sectors while accelerating the introduction of new end-to-end service capabilities. As we continue to innovate in technologies that support entry to new segments, we will expand the opportunity set for our Company and create new revenue streams to support growth.”

Fourth Quarter and Full-Year 2017 Business Highlights

Intelsat provides critical communications infrastructure to customers in the network services, media and government sectors. Our customers use our services for broadband connectivity to deliver fixed and mobile telecommunications, enterprise, video distribution and fixed and mobile government applications. For additional details regarding the performance of our customer sets, see our Quarterly Commentary.

Total Company revenue for the three months ended December 31, 2017 was $538.1 million, a decrease of 2 percent, as compared to the three months ended December 31, 2016. Total Company revenue for the year ended December 31, 2017 was $2,148.6 million, a decrease of 2 percent, as compared to the year ended December 31, 2016.

Network Services

Network services revenue was $212.2 million (or 39 percent of Intelsat’s total revenue) for the three months ended December 31, 2017, a decrease of 4 percent compared to the three months ended December 31, 2016. For the year ended December 31, 2017, the Company reported total network services revenue of $851.6 million (or 40 percent of Intelsat’s total revenue), a decrease of 5 percent compared to the year ended December 31, 2016.

Media

Media revenue was $226.2 million (or 42 percent of Intelsat’s total revenue) for the three months ended December 31, 2017, a decrease of 1 percent compared to the three months ended December 31, 2016. For the year ended December 31, 2017, the Company reported total media revenue of $910.1 million (or 42 percent of Intelsat’s total revenue), an increase of 5 percent compared to the year ended December 31, 2016.

Government

Government revenue was $90.1 million (or 17 percent of Intelsat’s total revenue) for the three months ended December 31, 2017, a decrease of 3 percent compared to the three months ended December 31, 2016. For the year ended December 31, 2017, total government revenue was $352.6 million (or 16 percent of Intelsat’s total revenue), a decline of 9 percent compared to the year ended December 31, 2016.

Average Fill Rate

Intelsat’s average fill rate at December 31, 2017 on our approximately 1,950 station-kept wide-beam transponders was 79 percent, as compared to an average fill rate at September 30, 2017 of 78 percent on 2,025 transponders, reflecting the reclassification of two satellites into inclined orbit operations. High-throughput satellite Intelsat EpicNG capacity was unchanged from the third quarter of 2017 at approximately 825 units. Intelsat 37e, launched in September 2017, is planned for entry into service in the first quarter of 2018.

Satellite Launches

Intelsat has two satellite launches scheduled for 2018. Intelsat 38 is planned to launch in the second quarter of 2018, and Horizons 3e is planned to launch in the third to fourth quarters of 2018. For additional details regarding our satellite investment program, see our Quarterly Commentary.

Contracted Backlog

At December 31, 2017, Intelsat’s contracted backlog, representing expected future revenue under existing contracts with customers, was $7.8 billion, as compared to $7.9 billion at September 30, 2017.

Capital Structure Updates and Debt Transactions

On November 27, 2017, our subsidiary, Intelsat Jackson Holdings S.A. (“Intelsat Jackson”), entered into an amendment and joinder agreement, which further amended the Intelsat Jackson Secured Credit Agreement. The amendment extended the maturity date of $2.0 billion of the existing floating rate B-2 Tranche of Term Loans (the “B-3 Tranche Term Loans”), to November 27, 2023.

On January 2, 2018, Intelsat Jackson entered into an amendment and joinder agreement, which further amended the Intelsat Jackson Secured Credit Agreement, extending the maturity date of the remaining $1.095 billion B-2 Tranche Term Loans, through the creation of (i) a new incremental floating rate tranche of term loans with a principal amount of $395.0 million (the “B-4 Tranche Term Loans”), and (ii) a new incremental fixed rate tranche of term loans with a principal amount of $700.0 million (the “B-5 Tranche Term Loans”). The maturity date of the B-4 Tranche Term Loans and the B-5 Tranche Term Loans is January 2, 2024.

The B-3 Tranche Term Loans have an applicable interest rate margin of 3.75% for LIBOR loans and 2.75% for base rate loans, among other terms. The B-4 Tranche Term Loans have an applicable interest rate margin of 4.50% per annum for LIBOR loans and 3.50% per annum for base rate loans, and the B-5 Tranche Term Loans have an interest rate of 6.625% per annum.

Expected Impact of Accounting Standards Codification Topic 606

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”), which will supersede the revenue recognition requirements in FASB ASC Topic 605 – Revenue Recognition. Based on our assessment, the adoption of the new standard will impact the total consideration for prepayment contracts, accounting of incremental costs for obtaining a contract, allocation of the transaction price to performance obligations in multiple element arrangements, our accounting for contract modifications, and will require additional disclosures.

We will adopt the new revenue standard effective January 1, 2018, using the modified retrospective transition method applied to contracts which were still in service at that date. The most significant adjustments to our reported results will be related to contracts with a significant financing component, typically with respect to our long-term contracts for which a prepayment was received, which will result in an increase in revenue and an increase in interest expense, both of which are non-cash. We expect the change to our revenue and interest expense in 2018 as a result to be an increase of approximately $100 million to $105 million in revenue and approximately $110 million to $115 million in interest expense.

A complete discussion, including adjustments related to other revenue, expense and balance sheet accounts for the expected impacts of ASC 606, will be provided in our Annual Report on Form 20-F for the year ended December 31, 2017, and in our Quarterly Commentary, both expected to be available today. We expect to identify the effects of ASC 606 in our upcoming 2018 quarterly financial discussions to accommodate same basis period-over-period comparisons.

Implications of U.S. Tax Code Changes

On December 22, 2017, the U.S. Tax Cuts and Jobs Act (the “Act”) was signed into law. The Act includes a number of provisions, including the lowering of the U.S. corporate tax rate from 35 percent to 21 percent, effective January 1, 2018.

We accounted for the tax effects of the Act in our 2017 financial statements by re-measuring the deferred taxes of our U.S. subsidiaries to reflect the lower tax rate. This resulted in a $28 million non-cash income tax benefit.

The Act introduced some additional changes to the U.S. tax rules which we are currently evaluating. As we are a Luxembourg-domiciled company, any impact of these new rules should be limited to our U.S. operations.

Financial Results for the Three Months Ended December 31, 2017

On-Network revenues generally include revenue from any services delivered via our satellite or ground network. Off-Network and Other revenues generally include revenue from transponder services, mobile satellite services (“MSS”) and other satellite-based transmission services using capacity procured from other operators, often in frequencies not available on our network. Off-Network and Other revenues also include revenue from consulting and other services and sales of customer premises equipment.

Total On-Network Revenues reported a decline of $17.1 million, or 3 percent, to $487.1 million as compared to the three months ended December 31, 2016:

•	Transponder services reported an aggregate decrease of $12.9 million, primarily due to a $9.3 million decrease in revenue from network services customers and a $4.9 million decrease in revenue from media customers, partially offset by a $1.3 million increase from revenues for government applications. The network services decline was mainly due to non-renewals with wireless operators terminating services on wide-beam assets, in some cases for point-to-point connectivity as has been previously discussed. These were offset somewhat by increases in mobility services on new assets for aeronautical and maritime customers, of which $3.1 million represented delayed billings. The media decrease resulted primarily from reduced revenue from non-renewals for direct-to-home (“DTH”) services in Latin America, due to the relocation of a satellite asset, and lower revenue from distribution services in Europe, partially offset by DTH growth in the Asia-Pacific region and distribution growth in the North America region.

•	Managed services reported an aggregate decrease of $3.5 million, primarily due to a decrease of $5.0 million from network services customers largely for point-to-point trunking applications switching to fiber alternatives, and a $3.4 million decrease in revenue related to the previously announced end of a government maritime contract, partially offset by an increase of $4.6 million in revenue from network services managed broadband solutions for mobility applications and managed services for video applications.

Total Off-Network and Other Revenues reported an aggregate increase of $4.5 million, or an increase of 10 percent, to $51.0 million as compared to the three months ended December 31, 2016:

•	Transponder, MSS and other Off-Network services reported an aggregate increase of $3.0 million, primarily due to recurring service fees related to media and network services customers and increased sales of MSS.

•	Satellite-related services reported an aggregate increase of $1.5 million, primarily due to approximately $2.4 million in revenues earned for the completion of a third-party satellite orbit-raising project and other professional services, offset somewhat by lower revenue from government-related professional services.

For the three months ended December 31, 2017, changes in operating expenses, interest expense, net, and other significant income statement items are described below.

Direct costs of revenue (excluding depreciation and amortization) decreased by $6.6 million, or 8 percent, to $80.2 million for the three months ended December 31, 2017, as compared to the three months ended December 31, 2016. The decrease was primarily due to a decline of $5.6 million in staff-related expenses, as well as a decrease of $1.3 million in satellite-related insurance costs. Lower costs of off-network satellite capacity were largely offset by increased cost of goods sold related to customer premises equipment, both of which are related to our government business.

Selling, general and administrative expenses decreased by $4.5 million, or 8 percent, to $51.7 million for the three months ended December 31, 2017 as compared to the three months ended December 31, 2016. This was primarily due to a decrease of $8.8 million in staff-related expenses, partially offset by an increase of $4.1 million in professional fees largely due to our liability management initiatives.

Depreciation and amortization expense decreased by $1.6 million, or 1 percent, to $172.4 million, as compared to the three months ended December 31, 2016.

Interest expense, net consists of the interest expense we incur together with gains and losses on interest rate caps (which reflect net interest accrued on the interest rate caps as well as the change in their fair value), offset by interest income earned and the amount of interest we capitalize related to assets under construction. As of December 31, 2017, we held interest rate caps with an aggregate notional amount of $2.4 billion to mitigate the risk of interest rate expense increase on the floating-rate term loans under our senior secured credit facilities. The caps have not been designated as hedges for accounting purposes.

Interest expense, net increased by $21.0 million, or 9 percent, to $264.6 million for the three months ended December 31, 2017, as compared to $243.6 million in the three months ended December 31, 2016. The increase was principally due to a net increase of $14.8 million in interest expense largely resulting from refinancings at higher interest rates, which was partially offset by certain debt repurchases and exchanges in 2016 and 2017, and a net increase of $5.2 million resulting from lower capitalized interest of $14.1 million for the three months ended December 31, 2017, as compared to $19.3 million for the three months ended December 31, 2016, primarily resulting from a decreased number of satellites and related assets under construction.

The non-cash portion of total interest expense, net was $12.5 million for the three months ended December 31, 2017, due to the amortization of deferred financing fees and the accretion and amortization of discounts and premiums.

Gain on early extinguishment of debt did not exist in the three months ended December 31, 2017, as compared to a gain of $679.1 million for the three months ended December 31, 2016. The gains were related to certain debt transactions that occurred during 2016. The gains on early extinguishment of debt consisted of the difference between the carrying value of the debt exchanged and the fair value of the debt issued, if applicable, and the total cash amount paid (including related fees and expenses), together with a write-off of unamortized debt issuance costs.

Other income, net was $2.8 million for the three months ended December 31, 2017, as compared to other expense, net of $1.0 million for the three months ended December 31, 2016. The variance of $3.8 million was primarily driven by $1.1 million in foreign exchange fluctuation related to our business conducted in Brazilian reais and Euros, and a $2.7 million increase in other miscellaneous income related to activities that are not associated with our core operations.

Provision for income taxes was $61.0 million for the three months ended December 31, 2017, as compared to $4.4 million for the three months ended December 31, 2016. The increase in expense was principally due to valuation allowances recorded in the three months ended December 31, 2017 on certain deferred tax assets, partially offset by tax benefits related to the tax rate change for our U.S. subsidiaries as a result of the Act enacted on December 22, 2017.

Cash paid for income taxes, net of refunds, totaled $3.3 million and $4.7 million for the three months ended December 31, 2017 and 2016, respectively.

Net Income, Net Income per Diluted Common Share attributable to Intelsat S.A., EBITDA and Adjusted EBITDA

Net loss attributable to Intelsat S.A. was $90.0 million for the three months ended December 31, 2017, compared to net income of $662.8 million for the same period in 2016, during which we recognized a $679.1 million gain on extinguishment of debt.

Net loss per diluted common share attributable to Intelsat S.A. was $0.75 for the three months ended December 31, 2017, compared to net income of $5.56 per diluted common share for the same period in 2016.

EBITDA was $409.1 million for the three months ended December 31, 2017, compared to $406.7 million for the same period in 2016.

Adjusted EBITDA was $416.4 million for the three months ended December 31, 2017, or 77 percent of revenue, compared to $417.4 million, or 76 percent of revenue, for the same period in 2016.

Intelsat management has reviewed the data pertaining to the use of the Intelsat network, and is providing revenue information with respect to that use by customer set and service type in the following tables. Intelsat management believes this provides a useful perspective on the changes in revenue and customer trends over time.

By Customer Set

($ in thousands)

	Three Months Ended December 31,		Three Months Ended December 31,
	2016		2017
Network Services	$221,947	40%	$212,238	39%
Media	228,353	42%	226,218	42%
Government	93,211	17%	90,117	17%
Other	7,183	1%	9,567	2%

	$550,694	100%	$538,140	100%

By Service Type

	Three Months Ended December 31,		Three Months Ended December 31,
	2016		2017
On-Network Revenues
Transponder services	$397,924	72%	$385,020	72%
Managed services	104,288	19%	100,766	19%
Channel services	1,934	0%	1,306	0%

Total on-network revenues	504,146	92%	487,092	91%
Off-Network and Other Revenues
Transponder, MSS and other off-network services	35,770	6%	38,757	7%
Satellite-related services	10,778	2%	12,291	2%

Total off-network and other revenues	46,548	8%	51,048	9%

Total	$550,694	100%	$538,140	100%

Free Cash Flow Used in Operations

Free cash flow used in operations1 was $35.4 million for the three months ended December 31, 2017. Free cash flow from (used in) operations is defined as net cash provided by operating activities, less payments for satellites and other property and equipment (including capitalized interest) from investing activities and payments for satellites from financing activities. Payments for satellites and other property and equipment from investing activities during the three months ended December 31, 2017 was $57.5 million.

Financial Outlook 2018

Today, Intelsat issued its 2018 financial outlook. The guidance detailed below excludes the expected financial statement impact of ASC 606 summarized above. As we implement ASC 606, we will provide supplementary disclosure on a quarterly basis to allow for same basis period-over-period comparisons. For more information on Intelsat’s plan to implement ASC 606, please see Expected Impact of Accounting Standards Codification Topic 606, above, and in our Quarterly Commentary issued today.

Revenue: We expect full-year 2018 revenue in a range of $2.060 billion to $2.110 billion. In addition, in 2018 we intend to reclassify $16 million in expected revenue from network services to our government customer set due to clarification of end-use applications. This change is reflected in our full-year 2018 customer set revenue expectations, as follows:

•	Stable to a decline of 3 percent in revenue from our media business;

•	A decline of 5 percent to 8 percent in revenue from our network services business; and

•	An increase of 2 percent to a decline of 1 percent in revenue from our government business.

Adjusted EBITDA: Intelsat forecasts Adjusted EBITDA performance for the full-year 2018 to be in a range of $1.560 billion to $1.605 billion.

Cash Taxes: We are currently evaluating the impact of the recently enacted U.S. tax reform. We expect to provide cash tax guidance later this year. Please see the section above “Implications of U.S. Tax Code Changes.”

Capital Expenditures: Intelsat issued its 2018 capital expenditure guidance for the three calendar years 2018 through 2020 (the “Guidance Period”). Over the next three years we are in a cycle of lower than average required investment due to timing of replacement satellites and smaller satellites being built.

We expect the following capital expenditure ranges:

•	2018: $375 million to $425 million;

•	2019: $425 million to $500 million; and

•	2020: $375 million to $475 million.

Capital expenditure guidance for 2018 through 2020 assumes investment in seven satellites, three of which are in the design and manufacturing phase, or recently launched. The remaining four satellites are replacement satellites for which manufacturing contracts have not yet been signed. In addition to our satellites funded through capital expenditures, we plan to launch two partnership satellites in 2018.

By early 2019, we plan to have completed the investment program in the current series of Intelsat EpicNG high-throughput satellites and payloads, thereby increasing our total transmission capacity. By the conclusion of the Guidance Period at the end of 2020, the net number of transponder equivalents is expected to increase by a compound annual growth rate (“CAGR”) of approximately 5 percent, reflecting the net activity of satellites entering and leaving service during the Guidance Period.

Our capital expenditure guidance includes capitalized interest, which is expected to average approximately $40 million annually over the Guidance Period.

[1]	In this release, financial measures are presented both in accordance with U.S. GAAP and also on a non-U.S. GAAP basis. EBITDA, Adjusted EBITDA (or “AEBITDA”), free cash flow from (used in) operations and related margins included in this release are non-U.S. GAAP financial measures. Please see the consolidated financial information below for information reconciling non-U.S. GAAP financial measures to comparable U.S. GAAP financial measures.

Q4 and Full-Year 2017 Quarterly Commentary

Intelsat provides a detailed Quarterly Commentary on the Company’s business trends and performance. Please visit www.intelsat.com/investors for management’s commentary on the Company’s progress against its operational priorities and financial outlook.

Conference Call Information

Intelsat management will hold a public conference call at 8:30 a.m. ET on Monday, February 26, 2018 to discuss the Company’s financial results for the quarter and full-year ended December 31, 2017. Access to the live conference call will also be available via the Internet at www.intelsat.com/investors. To participate on the live call, participants should dial +1 (844) 834-1428 from North America, and +1 (920) 663-6274 from all other locations. The participant pass code is 5496327.

Participants will have access to a replay of the conference call through March 5, 2018. The replay number for North America is +1 855-859-2056, and for all other locations is +1 404-537-3406. The participant pass code for the replay is 5496327.

About Intelsat

Intelsat S.A. (NYSE: I) operates the world’s first Globalized Network, delivering high-quality, cost-effective video and broadband services anywhere in the world. Intelsat’s Globalized Network combines the world’s largest satellite backbone with terrestrial infrastructure, managed services and an open, interoperable architecture to enable customers to drive revenue and reach through a new generation of network services. Thousands of organizations serving billions of people worldwide rely on Intelsat to provide ubiquitous broadband connectivity, multi-format video broadcasting, secure satellite communications and seamless mobility services. The end result is an entirely new world, one that allows us to envision the impossible, connect without boundaries and transform the ways in which we live. For more information, visit www.intelsat.com.

Intelsat Safe Harbor Statement:

Some of the information and statements contained in this earnings release and certain oral statements made from time to time by representatives of Intelsat constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. When used in this earnings release, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information. Examples of these forward-looking statements include, but are not limited to, statements regarding the following: our expectation that the launches of our satellites in the future will position us for growth; our plans for satellite launches in the near to mid-term; our intention to maximize the value of our spectrum rights, including the pursuit of partnerships to optimize new satellite business cases and the exploration of joint-use of certain spectrum with the wireless sector in certain geographies; our guidance regarding our expectations for our revenue performance and Adjusted EBITDA performance; our capital expenditure guidance over the next several years; our belief that the scale of our fleet can reduce the financial impact of satellite or launch failures and protect against service interruptions; our belief that the diversity of our revenue and customer base allows us to recognize trends across regions and capture new growth opportunities; our expectation that developing differentiated services and investing in new technology will allow us to unlock essential opportunities; our expectations as to the increased number of transponder equivalents on our fleet over the next several years; and our expectations as to the level of our cash tax payments in the future. The forward-looking statements reflect Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Some of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements include: risks associated with operating our in-orbit satellites; satellite anomalies, launch failures, satellite launch and construction delays and in-orbit failures or reduced performance; potential changes in the number of companies offering commercial satellite launch services and the number of commercial satellite launch opportunities available in any given time period that could impact our ability to timely schedule future launches and the prices we pay for such launches; our ability to obtain new satellite insurance policies with financially viable insurance carriers on commercially reasonable terms or at all, as well as the ability of our insurance carriers to fulfill their obligations; possible future losses on satellites that are not adequately covered by insurance; U.S. and other government regulation; changes in our contracted backlog or expected contracted backlog for future services; pricing pressure and overcapacity in the markets in which we compete; our ability to access capital markets for debt or equity; the competitive environment in which we operate; customer defaults on their obligations to us; our international operations and other uncertainties associated with doing business internationally; and litigation. Known risks include, among others: the risks described in Intelsat’s Annual Report on Form 20-F for the year ended December 31, 2017 and its other filings with the U.S. Securities and Exchange Commission; the political, economic and legal conditions in the markets we are targeting for communications services or in which we operate; and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular. Because actual results could differ materially from Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INTELSAT S.A.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

($ in thousands, except per share amounts)

	Three Months Ended December 31, 2016	Three Months Ended December 31, 2017
Revenue	$550,694	$538,140
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	86,813	80,213
Selling, general and administrative	56,153	51,672
Depreciation and amortization	174,023	172,440

Total operating expenses	316,989	304,325

Income from operations	233,705	233,815
Interest expense, net	243,565	264,590
Gain on early extinguishment of debt	679,130	—
Other income (expense), net	(1,018)	2,824

Income (loss) before income taxes	668,252	(27,951)
Provision for income taxes	4,449	61,005

Net income (loss)	663,803	(88,956)
Net income attributable to noncontrolling interest	(983)	(995)

Net income (loss) attributable to Intelsat S.A.	$662,820	$(89,951)

Net income (loss) per common share attributable to Intelsat S.A.:
Basic	$5.62	$(0.75)
Diluted	$5.56	$(0.75)

INTELSAT S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

($ in thousands, except per share amounts)

	Year Ended December 31, 2016	Year Ended December 31, 2017
		(unaudited)
Revenue	$2,188,047	$2,148,612
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	341,147	322,216
Selling, general and administrative	231,397	204,015
Depreciation and amortization	694,891	707,824

Total operating expenses	1,267,435	1,234,055

Income from operations	920,612	914,557
Interest expense, net	938,501	1,020,770
Gain (loss) on early extinguishment of debt	1,030,092	(4,109)
Other income (expense), net	(2,105)	6,638

Income (loss) before income taxes	1,010,098	(103,684)
Provision for income taxes	15,986	71,130

Net income (loss)	994,112	(174,814)
Net income attributable to noncontrolling interest	(3,915)	(3,914)

Net income (loss) attributable to Intelsat S.A.	$990,197	$(178,728)

Net income (loss) per common share attributable to Intelsat S.A.:
Basic	$8.65	$(1.50)
Diluted	$8.36	$(1.50)

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET INCOME (LOSS) TO EBITDA

($ in thousands)

	Three Months Ended December 31, 2016	Three Months Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2017
Net income (loss)	$663,803	$(88,956)	$994,112	$(174,814)
Add (Subtract):
Interest expense, net	243,565	264,590	938,501	1,020,770
Loss (gain) on early extinguishment of debt	(679,130)	—	(1,030,092)	4,109
Provision for income taxes	4,449	61,005	15,986	71,130
Depreciation and amortization	174,023	172,440	694,891	707,824

EBITDA	$406,710	$409,079	$1,613,398	$1,629,019

EBITDA Margin	74%	76%	74%	76%

Note:

Intelsat calculates a measure called EBITDA to assess the operating performance of Intelsat S.A. EBITDA consists of earnings before net interest, gain on early extinguishment of debt, taxes and depreciation and amortization. Given our high level of leverage, refinancing activities are a frequent part of our efforts to manage our costs of borrowing. Accordingly, we consider gain on early extinguishment of debt an element of interest expense. EBITDA is a measure commonly used in the Fixed Satellite Services (“FSS”) sector, and we present EBITDA to enhance the understanding of our operating performance. We use EBITDA as one criterion for evaluating our performance relative to that of our peers. We believe that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and financial analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies.

EBITDA is not a measure of financial performance under U.S. GAAP, and our EBITDA may not be comparable to similarly titled measures of other companies. EBITDA should not be considered as an alternative to operating income (loss) or net income (loss), determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET INCOME (LOSS) TO ADJUSTED EBITDA

($ in thousands)

	Three Months Ended December 31, 2016	Three Months Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2017
Net income (loss)	$663,803	$(88,956)	$994,112	$(174,814)

Add (Subtract):
Interest expense, net	243,565	264,590	938,501	1,020,770
Loss (gain) on early extinguishment of debt	(679,130)	—	(1,030,092)	4,109
Provision for income taxes	4,449	61,005	15,986	71,130
Depreciation and amortization	174,023	172,440	694,891	707,824

EBITDA	406,710	409,079	1,613,398	1,629,019

Add:
Compensation and benefits	5,194	2,147	23,222	15,995
Unrealized (gain) on derivatives	—	(732)	—	(732)
Non-recurring and other non-cash items	5,486	5,904	14,050	20,321

Adjusted EBITDA	$417,390	$416,398	$1,650,670	$1,664,603

Adjusted EBITDA Margin	76%	77%	75%	77%

Note:

Intelsat calculates a measure called Adjusted EBITDA to assess the operating performance of Intelsat S.A. Adjusted EBITDA consists of EBITDA as adjusted to exclude or include certain unusual items, certain other operating expense items and certain other adjustments as described in the table above. Our management believes that the presentation of Adjusted EBITDA provides useful information to investors, lenders and financial analysts regarding our financial condition and results of operations, because it permits clearer comparability of our operating performance between periods. By excluding the potential volatility related to the timing and extent of non-operating activities, our management believes that Adjusted EBITDA provides a useful means of evaluating the success of our operating activities. We also use Adjusted EBITDA, together with other appropriate metrics, to set goals for and measure the operating performance of our business, and it is one of the principal measures we use to evaluate our management’s performance in determining compensation under our incentive compensation plans. Adjusted EBITDA measures have been used historically by investors, lenders and financial analysts to estimate the value of a company, to make informed investment decisions and to evaluate performance. Our management believes that the inclusion of Adjusted EBITDA facilitates comparison of our results with those of companies having different capital structures.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP, and our Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA should not be considered as an alternative to operating income (loss) or net income (loss), determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

INTELSAT S.A.

CONSOLIDATED BALANCE SHEETS

($ in thousands, except per share amounts)

	As of December 31, 2016	As of December 31, 2017
		(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$666,024	$525,215
Restricted cash	—	16,176
Receivables, net of allowances of $54,744 in 2016 and $29,669 in 2017	203,036	221,223
Prepaid expenses and other current assets	55,908	56,862

Total current assets	924,968	819,476
Satellites and other property and equipment, net	6,185,842	5,923,619
Goodwill	2,620,627	2,620,627
Non-amortizable intangible assets	2,452,900	2,452,900
Amortizable intangible assets, net	391,838	349,584
Other assets	365,834	443,830

Total assets	$12,942,009	$12,610,036

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued liabilities	$215,987	$116,396
Taxes payable	16,733	12,007
Employee related liabilities	50,178	29,328
Accrued interest payable	204,840	263,207
Current portion of long-term debt	—	96,572
Deferred satellite performance incentives	23,455	25,780
Deferred revenue	157,684	149,749
Other current liabilities	64,786	47,287

Total current liabilities	733,663	740,326
Long-term debt, net of current portion	14,198,084	14,112,086
Deferred satellite performance incentives, net of current portion	210,706	215,352
Deferred revenue, net of current portion	906,744	794,707
Deferred income taxes	168,445	48,434
Accrued retirement benefits	186,284	191,079
Other long-term liabilities	148,081	296,616
Shareholders’ deficit:
Common shares; nominal value $0.01 per share	1,180	1,196
Paid-in capital	2,156,911	2,173,367
Accumulated deficit	(5,715,931)	(5,894,659)
Accumulated other comprehensive loss	(76,305)	(87,774)

Total Intelsat S.A. shareholders’ deficit	(3,634,145)	(3,807,870)
Noncontrolling interest	24,147	19,306

Total liabilities and shareholders’ deficit	$12,942,009	$12,610,036

INTELSAT S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

($ in thousands)

	Year Ended December 31, 2016	Year Ended December 31, 2017
		(unaudited)
Cash flows from operating activities:
Net income (loss)	$994,112	$(174,814)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	694,891	707,824
Provision for doubtful accounts	24,591	(4,094)
Foreign currency transaction gain	(3,300)	(876)
Loss on disposal of assets	20	45
Share-based compensation	23,222	15,995
Deferred income taxes	(9,737)	43,931
Amortization of discount, premium, issuance costs and related costs	24,622	48,696
(Gain) loss on early extinguishment of debt	(1,030,092)	4,109
Unrealized (gains) losses on derivative financial instruments	(764)	275
Amortization of actuarial loss and prior service credits for retirement benefits	3,361	3,287
Other non-cash items	1,186	(287)
Changes in operating assets and liabilities:
Receivables	6,478	(14,333)
Prepaid expenses and other assets	(51,321)	(24,776)
Accounts payable and accrued liabilities	35,850	(42,337)
Accrued interest payable	47,065	58,367
Deferred revenue	(58,796)	(134,577)
Accrued retirement benefits	(9,385)	(13,422)
Other long-term liabilities	(8,497)	(8,783)

Net cash provided by operating activities	683,506	464,230

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	(714,570)	(461,627)
Purchase of cost method investments	(4,000)	(25,744)
Capital contribution to unconsolidated affiliate	(12,019)	(30,714)
Proceeds from insurance settlements	—	49,788

Net cash used in investing activities	(730,589)	(468,297)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	1,250,000	1,500,000
Repayments of long-term debt	(328,944)	(1,500,000)
Debt issuance costs	(38,393)	(41,237)
Payment of premium on early extinguishment of debt	(32)	—
Payments on tender, debt exchange and consent	(293,276)	(14)
Dividends paid to preferred shareholders	(4,959)	—
Other payments for satellites	(18,333)	(35,396)
Principal payments on deferred satellite performance incentives	(17,429)	(37,186)
Dividends paid to noncontrolling interest	(8,980)	(8,755)
Restricted cash for collateral	—	(16,160)
Other financing activities	1,942	890

Net cash provided by (used in) financing activities	541,596	(137,858)

Effect of exchange rate changes on cash and cash equivalents	(30)	1,116

Net change in cash and cash equivalents	494,483	(140,809)
Cash and cash equivalents, beginning of period	171,541	666,024

Cash and cash equivalents, end of period	$666,024	$525,215

Supplemental cash flow information:
Interest paid, net of amounts capitalized	$870,370	$915,627
Income taxes paid, net of refunds	22,687	33,731
Supplemental disclosure of non-cash investing activities:
Accrued capital expenditures and payments for satellites	$127,008	$38,450
Capitalization of deferred satellite performance incentives	69,909	44,445
Supplemental disclosure of non-cash financing activities:
Debt financing and restricted cash received	$480,200	$—
Restricted cash used	(480,200)	—
Repayment of long-term debt	1,468,401	—
Issuance of long-term debt	(731,884)	—
Discount on long-term debt	212,660	—
Write-off of debt issuance costs	(9,253)	—
Restricted cash - letters of credit collateral	—	16,160

INTELSAT S.A.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

($ in thousands)

	Three Months Ended December 31, 2016	Three Months Ended December 31, 2017
Cash flows from operating activities:
Net income (loss)	$663,803	$(88,956)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	174,023	172,440
Provision for doubtful accounts	(1,562)	1,797
Foreign currency transaction loss	841	1,487
Loss on disposal of assets	20	19
Share-based compensation	5,194	2,147
Deferred income taxes	(1,225)	54,541
Amortization of discount, premium, issuance costs and related costs	6,979	12,505
Gain on early extinguishment of debt	(679,130)	—
Unrealized losses on derivative financial instruments	—	275
Amortization of actuarial loss and prior service credits for retirement benefits	840	750
Other non-cash items	19	14
Changes in operating assets and liabilities:
Receivables	11,043	(28,944)
Prepaid expenses and other assets	(11,491)	(22,993)
Accounts payable and accrued liabilities	39,231	1,110
Accrued interest payable	(95,993)	(31,823)
Deferred revenue	(21,279)	(49,305)
Accrued retirement benefits	(2,237)	(2,877)
Other long-term liabilities	(1,565)	(49)

Net cash provided by operating activities	87,511	22,138

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	(94,099)	(57,505)
Purchase of cost method investments	—	(9,744)
Capital contributions to unconsolidated affiliate	(5,341)	(7,359)
Proceeds from insurance settlements	—	21,437

Net cash used in investing activities	(99,440)	(53,171)

Cash flows from financing activities:
Repayments of long-term debt	(375)	—
Payment of premium on on early extinguishment of debt	(32)	—
Debt issuance costs	(12,584)	(20,049)
Payments on tender, debt exchange, and consent	(259,267)	—
Principal payments on deferred satellite performance incentives	(4,695)	(3,210)
Dividends paid to noncontrolling interest	(2,215)	(2,159)
Restricted cash for collateral	—	1,370
Other financing activities	—	212

Net cash used in financing activities	(279,168)	(23,836)

Effect of exchange rate changes on cash and cash equivalents	(746)	(610)

Net change in cash and cash equivalents	(291,843)	(55,479)
Cash and cash equivalents, beginning of period	957,867	580,694

Cash and cash equivalents, end of period	$666,024	$525,215

Supplemental cash flow information:
Interest paid, net of amounts capitalized	$333,057	$283,951
Income taxes paid, net of refunds	4,707	3,337
Supplemental disclosure of non-cash investing activities:
Accrued capital expenditures and payments for satellites	$62,673	$21,156
Supplemental disclosure of non-cash financing activities:
Repayment of long-term debt	$1,468,401	$—
Issuance of long-term debt	(731,884)	—
Discount on long-term debt	212,660	—
Write-off of debt issuance costs	(9,253)	—
Restricted cash - letters of credit collateral	—	(1,370)

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES

TO FREE CASH FLOW USED IN OPERATIONS

($ in thousands)

	Three Months Ended December 31, 2016	Three Months Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2017
Net cash provided by operating activities	$87,511	$22,138	$683,506	$464,230
Payments for satellites and other property and equipment (including capitalized interest)	(94,099)	(57,505)	(714,570)	(461,627)
Payments for satellites from financing activities	—	—	(18,333)	(35,396)

Free cash flow used in operations	$(6,588)	$(35,367)	$(49,397)	$(32,793)

Note:

Free cash flow from (used in) operations consists of net cash provided by operating activities, less payments for satellites and other property and equipment (including capitalized interest) from investing activities and payments for satellites from financing activities. Free cash flow from (used in) operations is not a measurement of cash flow under U.S. GAAP. Intelsat believes free cash flow from (used in) operations is a useful measure of financial performance that shows a company’s ability to fund its operations. Free cash flow from (used in) operations is used by Intelsat in comparing its performance to that of its peers and is commonly used by financial analysts and investors in assessing performance. Free cash flow from (used in) operations does not give effect to cash used for debt service requirements and thus does not reflect funds available for investment or other discretionary uses. Free cash flow from (used in) operations is not a measure of financial performance under U.S. GAAP, and free cash flow from (used in) operations may not be comparable to similarly titled measures of other companies. You should not consider free cash flow from (used in) operations as an alternative to operating income (loss) or net income (loss), determined in accordance with U.S. GAAP, as an indicator of Intelsat’s operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.